Pampa Energía, the largest independent energy integrated company in Argentina, with active participation in the country’s electricity and gas value chain, announces the results for the fiscal year and quarter ended on December 31, 2020.

Buenos Aires, March 11, 2021

Basis of presentation

As of January 1, 2019, the Company adopted US$ as functional currency for the reporting of its financial information. The presentation of this information in AR$ is converted at transactional FX.

However, Edenor (electricity distribution), Transener, TGS and Refinor (holding and others) record their operations in local currency. Thus, the 2020 figures are adjusted by inflation as of December 31, 2020 (2020: 15.3% and Q4 20: 5.4%), translated to US$ at closing FX of 84.15. Moreover, the 2019 figures are adjusted by inflation as of December 31, 2019 (2019: 21.2% and Q4 19: 5.5%), translated to US$ at closing FX of 59.89[1].

On December 28, 2020, it was announced the sale of the controlling stake in Edenor. Therefore, the electricity distribution segment is shown as discontinued operations for the current and comparative periods[2].

Main results for the fiscal year 2020

Consolidated net revenues for continuing operations of US$1,071 million[3], 20% lower than the US$1,338 million recorded in 2019, mainly due to lower gas sales for our power generation, the drop in prices and volumes sold of hydrocarbons, petrochemical products and spot energy, partially offset by the commissioning of new power generation units priced under PPA.

ð Power generation of 16,470 GWh from 15 power plants[4] ð Production of 45.0 thousand boe per day of hydrocarbons

ð Sales of 337 thousand tons of petrochemical products

Consolidated adjusted EBITDA[5] of US$750 million, 18% lower than the US$915 million in 2019, due to decreases of 67% in electricity distribution, 48% in oil and gas and 12% in holding and others, partially offset by increases of 6% in power generation and US$13 million in petrochemicals.

1 For further information, see section 3 of Pampa’s FS.

2 For further information, see section 1.4 of this Earnings Release.

3 It does not include discontinued operations for US$1,085 million. Under IFRS, sales at our ownership from the affiliates Greenwind, OldelVal, Refinor, CTBSA, Transener and TGS are not consolidated in Pampa, being its equity income shown as ‘Results for participation in joint businesses and associates’ (2020: US$400 million and Q4 20: US$94 million).

4 It includes 100% of CTEB and PEMC, assets operated by Pampa but co-controlled by Pampa, with 50% of equity stake.

5 It includes discontinued operations. Consolidated adjusted EBITDA represents the results before financial results, income tax, depreciations and amortizations, extraordinary and non-cash income and expense, equity income and other adjustments from the IFRS implementation, and includes affiliates’ EBITDA at our ownership. For further information, see section 3 of this Earnings Release.

Pampa Energía ● Q4 20 Earning Release ● 1

Consolidated loss attributable to the owners of the Company of US$367 million, lower than the US$692 million profit achieved in 2019, mainly due to the impairment of assets in electricity distribution, power generation and petrochemicals, in addition to lower operating margin and income tax charge. In 2019 an income tax benefit and a US$285 million gain due to Edenor’s regularization of liabilities were recorded.

Main results for the Q4 206

Consolidated net revenues for continuing operations of US$285 million, 10% lower than the US$318 million recorded in Q4 19, mainly due to reduced fuel sales for our thermal power dispatch, lower price and volume sold of hydrocarbons and spot energy, partially offset by the commissioning of the new CCGT Genelba Plus, and to a lesser extent, by higher volumes sold of petrochemical products.

ð	Power generation of 4,400 GWh from 15 power plants
ð	Production of 43.7 thousand boe per day of hydrocarbons
ð	Sales of 107 thousand tons of petrochemical products

Consolidated adjusted EBITDA of US$168 million, 6% lower than the US$179 million in Q4 19, due to decreases of US$24 million in electricity distribution, 24% in holding and others, 7% in oil and gas and US$1 million in intersegment eliminations, partially offset by increases of 13% in power generation and US$12 million in petrochemicals.

Consolidated loss attributable to the owners of the Company of US$463 million, lower than the US$9 million profit recorded in Q4 19, mainly explained by the deterioration of assets in electricity distribution, partially offset by a lower income tax charge.

Information about the videoconference

There will be a videoconference to discuss Pampa’s Q4 20 results on Friday, March 12, 2021, at 10:00 a.m. Eastern Standard Time/12:00 p.m. Buenos Aires Time. The hosts will be Gustavo Mariani, CEO; Gabriel Cohen, CFO and Lida Wang, investor relations and sustainability officer at Pampa.

For those interested in participating, please register at bit.ly/Pampa4Q20VideoCall. The videoconference call will also be simultaneously webcasted at Pampa’s website ri.pampaenergia.com/en.

You may find additional information on the Company at:

✓ ri.pampaenergia.com/en ✓ www.cnv.gov.ar	✓ www.sec.gov ✓ www.bolsar.com

6 The financial information presented in this document for Q4 20 and Q4 19 quarters are based on FS prepared according to IFRS in force in Argentina, corresponding to the fiscal years of 2020 and 2019, and the nine-months period ended on September 30, 2020 and 2019, respectively.

Pampa Energía ● Q4 20 Earning Release ● 2

Table of contents

Basis of presentation	1
Main results for the fiscal year 2020	1
Main results for the Q4 20	2
Information about the videoconference	2
1. Relevant events	4
1.1 Oil and gas segment	4
1.2 Assignment of fuel supply agreements for thermal power plants	6
1.3 Extension of tariff freeze and beginning of the RTI renegotiation	6
1.4 Edenor	7
1.5 TGS: status of the public tender for the litoral main gas pipeline	8
2. Financial highlights	9
2.1 Consolidated balance sheet	9
2.2 Consolidated income statement	10
2.3 Cash and financial borrowings	11
2.4 Buyback of own financial securities	12
3. Analysis of the Q4 20 results	14
3.1 Analysis of the power generation segment	15
3.2 Analysis of the electricity distribution segment	19
3.3 Analysis of the oil and gas segment	20
3.4 Analysis of the petrochemicals segment	24
3.5 Analysis of the holding and others segment	25
3.6 Analysis of the fiscal year, by subsidiary and segment	27
3.7 Analysis of the quarter, by subsidiary and segment	28
4. Glossary of terms	29

Pampa Energía ● Q4 20 Earning Release ● 3

1.	Relevant events
1.1	Oil and gas segment

Plan Gas.Ar

On November 16, 2020, Plan Gas.Ar was created to promote Argentine natural gas production, reduce and replace imports, provide supply chain predictability and manage the impact of the cost of gas on the tariff of the priority demand. The term for onshore production is four years, with an additional four years for offshore production, as from January 2021 (DNU No. 892/20).

The SE instrumented a tender between producers as sellers, and CAMMESA, natural gas distributors and IEASA as purchasers, for a total base volume of 2.5 bcf/day, extendable for the winter period (May – September), with 100% daily DoP and 75% monthly ToP condition for CAMMESA and quarterly for gas distributors and IEASA. The DoP constitutes 70% of the awardees’ production commitment.

The maximum base price for the Neuquina Basin to tender was US$3.7/MBTU. The awarded price adjusts by a 0.82 factor for the non-winter period, 1.25 for the winter period and 1.30 for the additional volume during winter. The purchasers, CAMMESA and IEASA, will pay each awarded producer’s tendered price; gas distributors will pay the price from the tariff scheme in force into special bank accounts to guarantee payment compliance. Federal Government will offset the balance of the awarded price.

In addition, according to the Plan Gas.Ar framework, the Federal Government created and implemented a guarantee system to secure compensation’s payment, notwithstanding other mechanisms, consisting of fiscal credits as foreign currency-denominated guarantees, which producers may directly apply to fulfill fiscal liabilities in case of Plan Gas.Ar default by the Federal Government. Moreover, the SE will be empowered to make the awardees’ guarantee enforceable before the Federal Administration of Public Revenue (AFIP). The AFIP instrumented said system on March 4, 2021.

On December 15 and 29, 2020, the SE awarded on the first round 2.4 bcf/day of natural gas (55% destined to power plants) at an average annual base price of US$3.5/MBTU, and an additional volume during the winter period of 127 mcf/day at US$4.7/MBTU. Pampa ranked fifth nationwide and third in the Neuquina Basin, being awarded a base volume of 173 mcf/day at US$3.6/MBTU and an additional 35 mcf/day volume during the winter period at US$4.7/MBTU.

On March 9, 2021, the second round of the Plan Gas.Ar tender was awarded, which remunerates additional winter gas volumes for the Neuquina and Austral Basins destined to the priority demand with daily DoP between 75% and 100% for 2021 and 100% for 2022 – 2024, and 75% monthly ToP. The maximum bidding price was equivalent to the awarded price on the first round. A total average volume of 116 mcf/day was granted between May and September of 2021-2024 period at US$4.7/MBTU, being the first delivery in June 2021. Pampa was awarded for an average volume of 29 mcf/day at US$4.7/MBTU.

Therefore, Pampa achieved the highest growth in tendered production, with an investment of more than US$250 million during the four years of Plan Gas.Ar. This winter volume is critical to support the highly seasonal gas demand, reduce gas imports, use alternative fuels and carbon footprint, and moderate foreign currency reserves.

Pampa Energía ● Q4 20 Earning Release ● 4

2021-24 GAS PRODUCTION OF PAMPA ENERGÍA

Breakdown of sales channel and price awarded in Plan Gas

Plan Gas in mcf per day
Industry/Exports in mcf per day
Plan Gas price in US$/MBTU
254
254
254
254
312
319
320
321
321
254
254
254
81
4.5
3.0
January
February
March
April
May
June
July
August
September
October
November
December

CONSIDERABLE IMPROVEMENT IN PAMPA'S GAS PRODUCTION AND PRICE

Total gas production[1]
15% INCREASE

in mcf per day
244
281
2020
2021-24

Total winter production[2]
28% INCREASE

in mcf per day
249
319
2020 winter
2021-24 winter

Annual average price
64% INCREASE

in US$ per millon BTU
78
128(3)
2020
2021-24

1 Production at Pampa's ownership.

2 Months between May and September, included.

3 Average price applying for Plan Gas.Ar.

Natural gas for power generation

On November 26, 2020, CAMMESA tendered the gas for thermal power plants in December 2020 with 30% DoP, being the average bid price US$2.50/MBTU at wellhead for the Neuquina Basin. Pampa participated in this tender.

As of 2021, most of Pampa’s gas to CAMMESA is channeled through the Plan Gas.Ar, for the volumes committed under said program for a term of 4 years. Through SE Res. No. 354/20 published on December 2, 2020, new reference price at the Transportation System Entry Point (PIST) was set for natural gas production out of Plan Gas.Ar, being US$2.30/MBTU for the summer (October – April) and US$3.50/MBTU for the winter (May – September) for the Neuquina Basin.

It is worth mentioning that CAMMESA’s monthly tender mechanism is still in force, complementary to the Plan Gas.Ar. On December 22, 2020, January 27 and February 24, 2021, CAMMESA tendered gas for the consumptions in January, February and March 2021, respectively. The resulting average price at wellhead was US$2.30/MBTU for Neuquina Basin. For awardees of the Plan Gas.Ar, including Pampa, the tender was on an interruptible basis, whereas the rest was 30% DoP. Pampa participated in these tenders.

Pampa Energía ● Q4 20 Earning Release ● 5

Natural gas for gas distributors

The National Budget approved on December 14, 2020, abrogated Executive Order No. 1053/18, which established that the Federal Government would bear the FX difference between distributors’ gas purchase price and recognized in final tariffs April 2018 – March 2019 period. The impairment of those credits was already recorded in Pampa’s FS. We are assessing the courses of action to take, as this abrogation does not affect the rights to collect the owed amount that the Federal Government may bear. Over a total amount of AR$1,219 million as of September 2019, Pampa collected only the first installment of AR$41 million by the end of December 2019.

Export of gas

In November 2020, Pampa obtained new permits to export gas to several customers in Chile, on an interruptible basis, for a maximum volume of 155 mcf/day (or until meeting the equivalent total maximum quantity). Maturities will take place between April 2021 and January 2022. Export operations were granted in December 2020. However, given the substantial reduction of domestic production and the power demand growth due to seasonality and to cover power exports to Brazil by the Argentine Electricity Grid (SADI), the gas deliveries to Chile were limited to 0.7 mcf/day during December 2020.

On the other hand, as an awardee of the Plan Gas.Ar, Pampa may export on a firm basis during the off-peak period, extendable to the winter period if there is excess supply in a specific basin, with the prior approval of the applicable authority. It is worth mentioning that natural gas is subject to an export duty rate that, as of this date, amounts to 8%.

1.2	Assignment of fuel supply agreements for thermal power plants

Through MDP Res. No. 12/19, as from December 30, 2019, fuel commercial management and procurement was centralized again in CAMMESA, a measure not applicable to generators with Energía Plus and SEE Res. No. 287/17 contracts.

Later on, within the framework of the Plan Gas.Ar, generators with Energía Plus and SEE Res. No. 287/17 contracts have the option to adhere to the unified and centralized dispatch provided by SE Res. No. 354/20 published on December 2, 2020, being CAMMESA the gas supplier to cover said obligations. To such effect, affected generators should maintain the necessary natural gas transportation capacity and dismiss their rights to file any claims. The assignment will be effective during the Plan Gas.Ar is in force, and the generator could revoke it with minimum advance notice of 30 business days. Pampa adhered to the unified dispatch, but the PPA addendum reflecting this new supply scheme has not been executed as of the date hereof.

1.3	Extension of tariff freeze and beginning of the RTI renegotiation

On December 17, 2020, Executive Order No. 1020/20 extended certain aspects of the Solidarity Law: (i) freeze on electricity and natural gas tariffs under federal jurisdiction. The suspension is valid for 90 days or until new transitory tariff schemes are in force; (ii) the Executive Branch’s power to intervene administratively the ENRE and ENARGAS (amended by Executive Order No. 963/20). Also, set the ENRE as Edenor’s regulatory authority for one year or until the RTI is renegotiated.

Said executive order also established the beginning of the RTI renegotiation for a term that may not exceed two years from its publication date, suspending until all agreements under the respective RTI in force with the scopes be determined each case by the ENRE and ENARGAS. The renegotiation process will be completed with the execution of the RTI Final Memorandum of Understanding.

Pampa Energía ● Q4 20 Earning Release ● 6

On March 3, 2021, the ENRE called for a public hearing to consider the transitional tariff scheme of Edenor (Res. No. 53/21) on March 30, 2021, and for Transener and Transba (Res. No. 54 and 55/21, respectively) on March 29, 2021.

As regards gas utilities, on February 22, 2021, the ENARGAS called for a public hearing on March 16, 2021, to consider the transitional tariff scheme (Res. No. 47/21).

1.4	Edenor

Sale of controlling stake in Edenor

As part of our strategic investment plan aiming to continue expanding the power generation installed capacity and developing unconventional natural gas reserves, on December 28, 2020, Pampa executed an agreement with Empresa de Energía del Cono Sur S.A. and Integra Capital S.A., Messrs. Daniel Eduardo Vila, Mauricio Filiberti and José Luis Manzano, whereby Pampa agreed to sell its controlling stake in Edenor by transferring the total Class A shares, which represents 51% of the capital stock and voting rights of said company, pursuant to the fulfillment of certain precedent conditions, including but not limited, the approvals of Pampa’s shareholder meeting —that was timely granted on February 17, 2021— and the ENRE.

The agreed purchase price consisted of (i) 21,876,856 Class B shares of Edenor, representing 2.41% of the capital stock and voting rights; (ii) US$95 million; and (iii) a contingent payment in case of the buyer or Edenor’s change in the control during the first year after the closing of the sale or as long as the balance of the price is pending of settlement for 50% of the generated gain.

The purchase price will be paid in three installments: (i) 2.41% of Edenor’s shares and US$5 million, collected on the execution date of the agreement; (ii) US$50 million on the closing date of the sale, subject to the fulfillment of the precedent conditions; and (iii) US$40 million after one year since the closing of the deal, except in cases of offsetting or prepayment in advance. Said balance of the price would accrue a nominal annual fixed interest rate of 10% as from the sale’s closing date, payable quarterly.

Under IFRS, Pampa has reflected in its FS an accounting impairment of US$382 million for the assets associated with its stake in Edenor, disclosed as discontinued operations. Moreover, as the closing has still not taken place, the economic result will be disclosed in the Company’s FS after closing the sale.

Seasonal programming

Through SE Res. No. 24/21, published in the Public Gazette on January 15, 2021, seasonal programming for the November 2020 – April 2021 period was approved. Seasonal prices remain unchanged until April 2021, with a power capacity reference price at AR$80,000/MW-month and energy (peak) reference price for residential users at AR$1,852/MWh effective as from February 2019, as well as the energy reference prices for GUDI at AR$3,042 and for the rest of the non-residential users at AR$2,122/MWh, effective as from August 2019. The transportation stabilized price for extra-high voltage system and the price for regional distribution based on the distribution company, established by SEE Provision No. 75/18, also remained unchanged.

As of March 2021, according to SE Res. No. 131/21, the reference peak price for GUDI increases to AR$5,748/MWh (except for public health and education bodies and entities), reducing the gap with the actual cost and, therefore, subsidies. In contrast, the rest of the electricity prices applicable to the final demand have not been modified.

Even though said seasonal prices apply to the energy costs of Edenor, the tariff schemes for end-users reflect lower amounts in force as of May 2019, especially for GUDI and the rest of non-residential users detriment to Edenor.

Pampa Energía ● Q4 20 Earning Release ● 7

Other regulatory news

As regards the debt for electricity purchases that distributors owe CAMMESA as of September 2020, on January 21, 2021, the SE established a Special Liabilities Regularization Scheme, aiming to grant a solution for a sustainable balance sheet and guarantee the service quality in the context of extended tariff freeze exacerbated by the pandemic. The Scheme recognizes receivables to offset debt equivalent to up to 5 times the monthly average bill of the last rolling year or reaching 66% of the existing debt and offers a payment plan for the surplus amount.

Moreover, on January 19, 2021, it was agreed to nullify the transfer of concession jurisdiction of Edenor from the Federal Government to the Province of Buenos Aires and the City of Buenos Aires. Consequently, the ownership and nature of the Granting Power of the public electricity distribution utility in the concession area of Edenor remain in the jurisdiction of the Federal Government.

Finally, on December 16, 2020, the Agreement for the Development of the Preventive and Corrective Work Program for the Electrical Distribution Grid of the Metropolitan Area of Buenos Aires was entered into with the Federal Government and the Province of Buenos Aires. To guarantee electricity supply to low-income neighborhoods of said specific area, the amounts that the Federal Government owed Edenor as of December 31, 2020, for electricity consumption in shantytowns and low-income communities will be applied to the grid’s preventive and corrective maintenance.

1.5	TGS: status of the public tender for the litoral main gas pipeline

On December 30, 2020, SE Res. No. 448/20 was issued, abrogating the call for a public tender for the award of a gas transportation license to connect the town of Tratayén (Province of Neuquén) with the city of San Nicolás de los Arroyos (Province of Buenos Aires). Moreover, it instructs the Undersecretariat of Hydrocarbons to assess other alternatives for constructing a new gas pipeline and/or expanding transportation capacities.

Pampa Energía ● Q4 20 Earning Release ● 8

2.	Financial highlights
2.1	Consolidated balance sheet
Figures in million	As of 12.31.2020		As of 12.31.2019
	AR$	US$ FX 84.15	AR$	US$ FX 59.89
ASSETS
Property, plant and equipment	135,445	1,610	210,056	3,507
Intangible assets	3,455	41	9,068	151
Right-of-use assets	867	10	930	16
Deferred tax assets	9,082	108	1,702	28
Investments in joint ventures and associates	46,229	549	30,638	511
Financial assets at amortized cost	8,428	100	1,048	18
Financial assets at fair value through profit and loss	942	11	671	11
Other assets	57	1	45	1
Trade and other receivables	3,631	43	4,711	79
Total non-current assets	208,136	2,473	258,869	4,322
Inventories	9,766	116	9,175	153
Financial assets at amortized cost	2,062	25	3,224	54
Financial assets at fair value through profit and loss	27,382	325	21,867	365
Derivative financial instruments	1	-	214	4
Trade and other receivables	28,678	341	33,583	561
Cash and cash equivalents	11,900	141	13,496	225
Total current assets	79,789	948	81,559	1,362
Assets classified as held for sale	123,603	1,469	-	-
Total assets	411,528	4,890	340,428	5,684

EQUITY
Equity attributable to owners of the company	120,247	1,428	114,865	1,917
Non-controlling interest	28,631	341	29,397	492
Total equity	148,878	1,769	144,262	2,409

LIABILITIES
Investments in joint ventures and associates	161	2	265	4
Provisions	9,326	111	8,703	145
Income tax liabilities	11,004	131	590	10
Deferred revenue	-	-	270	5
Taxes payables	128	2	263	4
Deferred tax liabilities	93	1	22,068	368
Defined benefit plans	1,460	17	1,606	27
Salaries and social security payable	-	-	241	4
Borrowings	115,428	1,372	105,629	1,764
Trade and other payables	1,418	16	5,419	90
Total non-current liabilities	139,018	1,652	145,054	2,421
Provisions	1,379	16	1,206	20
Deferred revenue	-	-	5	-
Income tax liabilities	897	11	3,154	53
Taxes payables	3,030	36	4,316	72
Defined benefit plans	298	4	230	4
Salaries and social security payable	1,935	23	3,834	65
Derivative financial instruments	40	-	204	3
Borrowings	20,377	242	10,974	183
Trade and other payables	9,778	116	27,189	454
Total current liabilities	37,734	448	51,112	854
Liabilities associated to assets classified as held for sale	85,898	1,021	-	-
Total liabilities	262,650	3,121	196,166	3,275

Total liabilities and equity	411,528	4,890	340,428	5,684

Pampa Energía ● Q4 20 Earning Release ● 9

2.2	Consolidated income statement
	Fiscal year				Fourth quarter
Figures in million	2020		2019		2020		2019
	AR$	US$	AR$	US$	AR$	US$	AR$	US$
Sales revenue	76,639	1,071	64,699	1,338	23,067	285	18,809	318
Cost of sales	(46,850)	(663)	(39,169)	(811)	(14,481)	(181)	(12,457)	(216)

Gross profit	29,789	408	25,530	527	8,586	104	6,352	102

Selling expenses	(2,680)	(38)	(1,294)	(26)	(503)	(6)	(515)	(9)
Administrative expenses	(6,588)	(93)	(5,342)	(105)	(1,740)	(22)	(2,097)	(31)
Exploration expenses	(29)	-	(463)	(9)	(8)	-	(308)	(5)
Other operating income	4,056	56	3,749	79	1,453	18	188	12
Other operating expenses	(2,550)	(36)	(2,060)	(43)	(738)	(9)	(716)	(11)
Results for part. in joint businesses and associates	6,551	85	5,854	101	1,741	19	2,425	39
Impairment of PPE, intangible assets and inventories	(10,351)	(139)	(3,713)	(62)	(6,035)	(72)	(3,713)	(62)

Operating income	18,198	243	22,261	462	2,756	32	1,616	35

RECPAM	-	-	-	-	5	-	4	-
Financial income	686	9	1,027	23	157	1	851	2
Financial costs	(12,528)	(177)	(9,005)	(187)	(3,932)	(50)	(2,498)	(40)
Other financial results	6,131	84	8,680	175	2,774	36	4,064	66
Financial results, net	(5,711)	(84)	702	11	(996)	(13)	2,421	28

Profit before tax	12,487	159	22,963	473	1,760	19	4,037	63

Income tax	(3,122)	(35)	4,531	130	(391)	(1)	(1,633)	(33)

Net income for continuing operations	9,365	124	27,494	603	1,369	18	2,404	30

Net income (loss) from discontinued operations	(49,333)	(592)	11,813	197	(47,568)	(569)	(1,043)	(20)

Net income (loss) for the period	(39,968)	(468)	39,307	800	(46,199)	(551)	1,361	10
Attributable to the owners of the Company	(31,447)	(367)	33,012	692	(38,603)	(463)	1,149	9
Continuing operations	9,952	132	27,057	593	2,796	24	(4,806)	24
Discontinued operations	(41,399)	(499)	5,955	99	(41,399)	(487)	5,955	(15)
Attributable to the non-controlling interests	(8,521)	(101)	6,295	108	(7,596)	(88)	212	1

Net income (loss) per share attributable to shareholders	(20.40)	(0.24)	18.40	0.39	(26.53)	(0.32)	0.68	0.01
From continuing operations	6.46	0.09	15.08	0.33	1.92	0.02	(2.84)	0.01
From discontinued operations	(26.85)	(0.32)	3.32	0.06	(28.45)	(0.33)	3.51	(0.01)

Net income (loss) per ADR attributable to shareholders	(509.97)	(5.95)	459.90	9.64	(663.30)	(7.96)	16.95	0.14
From continuing operations	161.39	2.14	376.94	8.26	48.04	0.41	(70.88)	0.36
From discontinued operations	(671.36)	(8.09)	82.96	1.38	(711.35)	(8.37)	87.83	(0.22)

Average outstanding common shares	1,541.6	1,541.6	1,794.5	1,794.5	1,455.0	1,455.0	1,695.1	1,695.1
Outstanding common shares by the end of period	1,453.9	1,453.9	1,682.1	1,682.1	1,453.9	1,453.9	1,682.1	1,682.1

Pampa Energía ● Q4 20 Earning Release ● 10

2.3	Cash and financial borrowings

As of December 31, 2020, in US$ million	Cash[1]		Financial debt		Net debt
	Consolidated in FS	Ownership adjusted	Consolidated in FS	Ownership adjusted	Consolidated in FS	Ownership adjusted

Power generation	150	144	602	602	453	458
Petrochemicals	-	-	-	-	-	-
Holding and others	48	48	-	-	(48)	(48)
Oil and gas	268	269	1,012	1,012	744	743
Total under IFRS/Restricted Group	466	461	1,614	1,614	1,148	1,153
Affiliates at O/S2	89	89	352	352	263	263
Total with affiliates	554	549	1,966	1,966	1,411	1,416

Note: It does not include discontinued operations. Financial debt includes accrued interests. 1 It includes cash and cash equivalents, financial assets at fair value with changing results and investments at amortized cost; it excludes Plan Gas’ bonds pending collection. 2 Under IFRS, the affiliates Greenwind, OldelVal, Refinor, CTBSA, Transener and TGS are not consolidated in Pampa.

Debt transactions

As of December 31, 2020, Pampa’s financial debt at the consolidated level under IFRS amounted to US$1,614 million[7]. The average interest rate for US$-bearing indebtedness was 7.5%, currency in which 88% of the Company’s gross debt is denominated, mostly at a fixed rate. AR$ indebtedness’s average interest rate was 37.7%. The life of Pampa’s consolidated financial debt averaged approximately 4.8 years.

The following chart shows the debt principal maturity profile, net of repurchases, expressed in million US$ by the end of Q4 20:

During Q4 20, Pampa paid at maturity financings for AR$3,700 million and US$3.9 million, as well as Series V and E CB for a total of AR$1,140 million FV. Moreover, we executed short-term bank loans for AR$3,000 million.

Regarding our affiliates, in Q4 20, CTBSA executed a partial early redemption of US$130 million of its VRDs plus accrued interests, and it was agreed to modify the payment schedule of the remaining VRDs, of which principal amounts to US$94 million. Moreover, Greenwind paid the second amortization of the credit facility executed with the Inter-American Investment Corporation (IIC) for US$1.7 million.

7 It does not consider Edenor classified as discontinued operation in the FS. Thus, Pampa’s consolidated level under IFRS is equivalent to the Restricted Group.

Pampa Energía ● Q4 20 Earning Release ● 11

After the end of Q4 20, the Company paid at maturity bank loans for AR$3,000 million.

As of this Earnings Release issuance, the Company complies with the covenants established in its debt agreements.

Summary of debt securities

Company In million	Security	Maturity	Amount issued	Amount outstanding	Coupon
In US$
Transener[1]	CB Series 2	2021	101	86	9.75%
TGS[1]	CB at discount at fixed rate	2025	500	482	6.75%
Pampa	CB Series T at discount & fixed rate	2023	500	390	7.375%
	CB Series I at discount & fixed rate	2027	750	636	7.5%
	CB Series III at discount & fixed rate	2029	300	293	9.125%

In AR$
Pampa	CB Series VI	2021	6,355	6,355	Badlar Privada + 2.5%

Note: 1 Affiliates are not consolidated in Pampa’s FS, according to IFRS.

Credit rating

In March 2021, Standard & Poor’s modified the global ratings assigned to the CB issued by Transener from ‘CCC+’ to ‘CCC-’ and local ratings from ‘raBB’ to ‘raCCC’ due to the access restrictions to the Single Free Foreign Exchange Market (MULC) and regulatory uncertainty. The following table shows Pampa Group’s CBs ratings:

Company	Agency	Rating
		Global	Local
Pampa	S&P	CCC+	na
	Moody's	Caa3	na
	FitchRatings	CCC	AA- (long-term) A1+ (short-term)
TGS	S&P	CCC+	na
	Moody's	Caa3	na
Transener	S&P	CCC-	raCCC
2.4	Buyback of own financial securities[8]

Pampa

On December 28, 2020, Pampa’s Board of Directors approved the maximum price modification under the eighth share buyback program approved on October 30, 2020, which concluded on March 3, 2021. Moreover, on March 1, 2021, Pampa’s Board of Directors approved the ninth share buyback program under the following terms and conditions:

8 Deemed to be effected transactions. It does not include Edenor, classified as a discontinued operation in the FS.

Pampa Energía ● Q4 20 Earning Release ● 12

	Repurchase program VIII	Repurchase program IX
Maximum amount to buyback	US$30 million	US$30 million
Maximum price	AR$85.20/common share or US$15/ADR	AR$92.16/common share or US$16/ADR
Period in force	120 days as from November 3, 2020	120 days as from March 4, 2021
Status	Completed	In process

In Q4 20, the Company indirectly acquired 1,005,424 ADR at an average price of US$11.4/ADR. After the closing of the quarter, the Company indirectly bought 1,351,495 ADR at an average price of US$13.4/ADR.

Moreover, Pampa’s Shareholders’ Meeting held on December 10, 2020, approved the capital stock reduction through the cancellation of 140.8 million treasury shares (or 5.6 million ADR) acquired by Pampa and its subsidiaries. Said reduction is in the process of registration before the Public Registry of Organizations (IGJ). As of March 10, 2021, Pampa’s outstanding capital stock amounts to 1,420.1 million common shares (equivalent to 56.8 million ADR).

In Q4 20, Pampa also indirectly acquired US$8.3 million FV of its 2027 CBs at an average clean price of US$70.1/US$100 FV. As of this date, outstanding 2023, 2027 and 2029 CBs, excluding treasury holdings, amounting to US$389.6 million, US$636.0 million and US$292.5 million, respectively.

TGS

The following table shows the details about the share buyback program in force:

Repurchase program VII
Maximum amount to buyback	AR$3 billion
Maximum price	AR$250/common share or US$8.5/ADR
Period in force	210 days as from August 25, 2020
Status	In process

In Q4 20, TGS acquired 426,805 ADR and 249,987 common shares, at an average price of US$4.5/ADR and AR$145.1 per share, respectively. As of March 10, 2021, TGS’s outstanding capital stock amounts to 752.8 million common shares (equivalent to 150.0 million ADR).

On the other hand, in Q4 20, Pampa indirectly acquired 0.2 million TGS’s ADR at an average acquisition cost of US$5.4/ADR. After Q4 20, Pampa indirectly acquired TGS’s 1.1 million ADR and 0.1 million common shares at an average price of US$5.1/ADR and AR$160.0 per share, respectively. As of March 10, 2021, the Company’s direct and indirect ownership of TGS amounts to 28.4% of its issued capital stock.

Transener

After the closing of Q4 20, Transener’s subsidiary, Transba, repurchased US$5.5 million FV of Transener’s 2021 CB at an average clean price of US$93.5 per US$100 FV. In this way, as of March 10, 2021, the outstanding 2021 CB amounted to US$86.0 million.

Pampa Energía ● Q4 20 Earning Release ● 13

3.	Analysis of the Q4 20 results

Consolidated net revenues for continuing operations of US$285 million, 10% lower than the US$318 million recorded in Q4 19, mainly due to reduced fuel sales for our thermal power dispatch, lower price and volume sold of hydrocarbons and spot energy, partially offset by the commissioning of the new CCGT Genelba Plus, and to a lesser extent, by higher volumes sold of petrochemical products.

ð	Power generation of 4,400 GWh from 15 power plants
ð	Production of 43.7 thousand boe per day of hydrocarbons
ð	Sales of 107 thousand tons of petrochemical products

Consolidated adjusted EBITDA of US$168 million, 6% lower than the US$179 million in Q4 19, due to decreases of US$24 million in electricity distribution, 24% in holding and others, 7% in oil and gas and US$1 million in intersegment eliminations, partially offset by increases of 13% in power generation and US$12 million in petrochemicals.

Consolidated loss attributable to the owners of the Company of US$463 million, lower than the US$9 million profit recorded in Q4 19, mainly explained by the deterioration of assets in electricity distribution, partially offset by a lower income tax charge.

Reconciliation of consolidated adjusted EBITDA, in US$ million	Fiscal year		Fourth quarter
	2020	2019	2020	2019
Consolidated operating income	243	462	32	35
Consolidated depreciations and amortizations	205	184	52	49
EBITDA	448	646	84	84

Adjustments from generation segment	126	41	60	57
Deletion of equity income	(67)	(13)	(30)	(15)
Deletion of results for PPE's impairment	128	52	72	52
Deletion of PEPEs' recovery of insurance	(7)	-	-	-
Deletion of gain from commercial interests	(23)	(49)	(6)	(3)
Greenwind's EBITDA adjusted by ownership	12	11	3	3
CTBSA's EBITDA adjusted by ownership	83	40	21	21
Adjustments from oil and gas segment	14	(11)	(0)	10
Deletion of equity income	5	(21)	1	-
Deletion of impairment of receivables from distCos	13	-	-	-
Deletion of gain from commercial interests	(4)	(1)	(2)	(0)
OldelVal's EBITDA adjusted by ownership	1	1	0	0
Adjustments from petrochemicals segment	11	(1)	(0)	0
Deletion of results for inventory impairment	11	-	-	-
Deletion of gain from commercial interests	(0)	(1)	(0)	0
Adjustments from holding and others segment	99	83	40	19
Deletion of equity income	(23)	(67)	10	(24)
Deletion of gain from commercial interests	(2)	(2)	(0)	(1)
TGS's EBITDA adjusted by ownership	99	106	25	31
Transener's EBITDA adjusted by ownership	27	40	5	11
Refinor's EBITDA adjusted by ownership	(1)	6	(0)	2

Consolidated adjusted EBITDA, continuing op.	699	758	184	171
At our ownership	695	748	183	168

+ Discontinued op. EBITDA: Edenor	51	157	(16)	8

Consolidated adjusted EBITDA, cont. and discont. op.	750	915	168	179
At our ownership	723	832	175	173

Pampa Energía ● Q4 20 Earning Release ● 14

3.1	Analysis of the power generation segment

Power generation segment, consolidated Figures in US$ million	Fiscal year			Fourth quarter
	2020	2019	∆%	2020	2019	∆%
Sales revenue	559	819	-32%	150	188	-20%
Cost of sales	(254)	(470)	-46%	(73)	(112)	-35%

Gross profit	305	349	-13%	77	76	+1%

Selling expenses	(2)	(3)	-33%	(1)	(1)	-
Administrative expenses	(30)	(32)	-6%	(8)	(10)	-20%
Other operating income	35	58	-40%	10	6	+67%
Other operating expenses	(6)	(11)	-45%	(1)	(3)	-67%
Results for participation in joint businesses	67	13	NA	30	15	+100%
Impairment of PPE and intangible assets	(128)	(52)	+146%	(72)	(52)	+38%

Operating income	241	322	-25%	35	31	+13%

Finance income	3	2	+50%	-	1	-100%
Finance costs	(73)	(82)	-11%	(31)	(15)	+107%
Other financial results	1	86	-99%	2	6	-67%

Profit (loss) before tax	172	328	-48%	6	23	-74%

Income tax	(33)	(80)	-59%	8	(55)	NA

Net income (loss) for the period	139	248	-44%	14	(32)	NA
Attributable to owners of the Company	147	239	-38%	20	(38)	NA
Attributable to non-controlling interests	(8)	9	NA	(6)	6	NA

Adjusted EBITDA	462	434	+6%	121	107	+13%
Adjusted EBITDA at our share ownership	458	424	+8%	121	105	+16%

Increases in PPE, intangible and right-of-use assets	61	240	-75%	9	58	-84%
Depreciation and amortization	95	71	+34%	26	19	+37%

In Q4 20, the lower sales accrual for US$38 million is mainly explained by the centralization of fuel procurement again in CAMMESA as of December 30, 2019. This measure applies to all thermal units except for those with Energía Plus and SEE Res. No. 287/17 contracts. Consequently, revenues from the recognition of own fuel in the variable production cost (CVP) decreased by US$43 million compared to Q4 19, and the cost of sales shrunk as well due to lower gas purchases. It is worth highlighting that the fuel trading accrues a minor margin contribution to the segment.

To a lesser extent, a fall in sales is also explained by the lack of inflation adjustment and AR$ depreciation over spot or legacy energy remuneration as of March 2020. Even though spot energy comprises 59% of the 4,955 MW operated by Pampa[9], in Q4 20 it represented 23% of the segment’s sales. SE Res. No. 31/20 modified spot remuneration to an AR$-nominated scheme from February 2020, stipulating a monthly inflation adjustment but halted until further notice. Moreover, said Res. established reductions to the power capacity pricing, though it remunerates an additional compensation for those units required during peak demand periods (HMRT power pricing) and also applies higher discount over the power capacity payment up to 40% for lower dispatch thermal units (CPB and CTG among Pampa’s most affected power plants). In Q4 20, the record low of legacy remuneration was registered: our spot thermal units priced a 41% lower power capacity compared to Q4 19, billing an average price of US$2.9 thousand per MW-month, whereas hydroelectric units decreased by 56% compared to Q4 19, accruing an average price of US$1.9 thousand per MW-month.

Besides, our Energía Plus segment recorded a 27% decrease in the sale prices in line with the activity downturn due to COVID-19, especially large users, a segment where Energía Plus customers are. However, lower gas costs as fuel allowed to maintain the contracts’ margin.

9 Under IFRS, CTEB (567 MW) and PEMC (100 MW) are affiliates; their results are not consolidated in the FS, but they are operated by Pampa and their EBITDA at our equity stake are included in Pampa’s adjusted EBITDA.

Pampa Energía ● Q4 20 Earning Release ● 15

The negative effects were partially offset by the steam turbine at CTGEBA, commissioned on July 2, 2020 (199 MW), which completed the second CCGT. The expansion is priced under PPA (SEE Res. No. 287/17 and Energía Plus). Higher sales in MAT ER and the gradual recovery of Plus contracts at CTG also contributed to a lesser extent.

The power generation operated by Pampa increased by 16% compared to Q4 19, exceeding the grid’s 7% growth, mainly due to a higher dispatch at CTGEBA’s second CCGT (+1,151 GWh), in addition to higher liquid fuel-fired generation at CTPP and CTIW to supply SADI’s exports (+52 GWh), higher water flows at HINISA and HIDISA (+51 GWh), higher wind generation at PEPE II and III because in Q4 19 certain windmills were under repair (+19 GWh), and a slight increase at CTLL’s CCGT dispatch (+17 GWh). These effects were partially offset by a lower dispatch at the following thermal units as a result of the centralization of gas procurement in CAMMESA and the higher supply from the most efficient units: CPB, CTG (worsened by the GT01 unit forced outage) and open-cycle gas turbines at CTLL and CTEB (-629 GWh). Moreover, there was lower water input at HPPL (-50 GWh), lower generation at EcoEnergía due to steam access limitation (-12 GWh).

In Q4 20, all power generation units operated by Pampa reached an average availability rate of 94.1%, lower than the 97.6% recorded in Q4 19, mainly due to overhauls at HINISA, programmed maintenance at CTEB and CTG’s GT01 unit forced outage in Q4 20, partially offset by the programmed maintenance at CTGEBA in Q4 19. Especially, thermal units recorded an availability of 93.4%, lower than the 97.3% recorded in Q4 19.

Net operating costs for Q4 20, excluding depreciations and amortizations, decreased by 53% compared to Q4 19, mainly because in Q4 19 gas purchases for fuel self-procurement captured 59% of the segment’s operating costs and 62% of the gas-fired for dispatch at our thermal power plants, whereas in Q4 20 the fuel procurement was centralized again in CAMMESA, thus own gas purchase was only for specific units with contracts, representing 39% of the segment’s operating costs and 30% of the consumption at our thermal power plants. Lower AR$-nominated expenses due to devaluation also explain the drop in operating expenses. These effects were partially offset by higher costs from the maintenance of new units, higher volume of energy purchase to cover Plus contracts (offset by lower price) and implementation of protocols and measures to mitigate the COVID-19 impact.

The segment’s depreciations and amortizations rose 37% year-on-year due to the commissioning of the CCGT at CTGEBA in July 2020.

Pampa Energía ● Q4 20 Earning Release ● 16

Power generation's key performance indicators	Hydroelectric			Wind			Subtotal hydro +wind	Thermal										Total
	HINISA	HIDISA	HPPL	PEMC[1]	PEPE2[2]	PEPE3[2]		CTLL	CTG	CTP	CPB	CTPP	CTIW	CTGEBA[3]	Eco- Energía	CTEB[4]	Subtotal
Installed capacity (MW)	265	388	285	100	53	53	1,144	765	361	30	620	100	100	1,253	14	567	3,811	4,955
New capacity (MW)	-	-	-	100	53	53	206	364	100	30	-	100	100	565	14	567	1,841	2,048
Market share	0.6%	0.9%	0.7%	0.2%	0.1%	0.1%	2.7%	1.8%	0.9%	0.1%	1.5%	0.2%	0.2%	3.0%	0.03%	1.4%	9.1%	11.8%

Fiscal year
Net generation 2020 (GWh)	481	323	742	409	207	243	2,404	4,406	368	55	576	193	229	7,912	72	255	14,065	16,470
Market share	0.4%	0.2%	0.6%	0.3%	0.2%	0.2%	1.8%	3.3%	0.3%	0.0%	0.4%	0.1%	0.2%	5.9%	0.1%	0.2%	10.5%	12.3%
Sales 2020 (GWh)	482	323	737	409	207	246	2,404	4,399	418	55	575	193	229	7,946	89	255	14,159	16,563

Net generation 2019 (GWh)	499	334	823	383	122	148	2,309	5,096	755	53	1,106	168	312	5,550	105	128	13,273	15,582
Variation 2020 vs. 2019	-4%	-3%	-10%	+7%	+70%	+64%	+4%	-14%	-51%	+4%	-48%	+15%	-27%	+43%	-32%	+98%	+6%	+6%
Sales 2019 (GWh)	500	334	822	383	130	159	2,328	5,307	893	53	1,107	168	312	5,891	83	125	13,938	16,266

Avg. price 2020 (US$/MWh)	21	37	16	70	76	68	39	36	42	123	43	na	125	27	58	na	47	46
Avg. price 2019 (US$/MWh)	38	58	23	69	61	71	44	53	45	113	62	na	107	46	63	na	60	58
Avg. gross margin 2020 (US$/MWh)	8	20	7	62	65	65	29	33	13	90	12	na	100	17	19	na	36	35
Avg. gross margin 2019 (US$/MWh)	23	42	15	59	52	62	33	30	26	75	23	na	80	17	10	na	32	32

Fourth quarter
Net generation Q4 20 (GWh)	195	129	160	97	50	64	696	1,115	21	15	88	78	87	2,211	15	74	3,705	4,400
Market share	0.6%	0.4%	0.5%	0.3%	0.1%	0.2%	2.0%	3.2%	0.1%	0.0%	0.3%	0.2%	0.2%	6.3%	0.0%	0.2%	10.6%	12.6%
Sales Q4 20 (GWh)	196	129	161	97	52	64	700	1,113	64	15	88	78	87	2,183	25	74	3,727	4,427

Net generation Q4 19 (GWh)	163	110	210	99	44	52	678	1,142	178	15	510	29	85	1,061	27	80	3,127	3,805
Variation Q4 20 vs. Q4 19	+20%	+17%	-24%	-2%	+13%	+24%	+3%	-2%	-88%	-4%	-83%	na	+3%	+108%	-45%	-8%	+18%	+16%
Sales Q4 19 (GWh)	163	110	210	99	48	64	694	1,142	183	15	510	29	77	1,159	9	76	3,203	3,897

Avg. price Q4 20 (US$/MWh)	12	20	14	71	80	67	32	34	65	113	53	120	88	31	57	na	48	46
Avg. price Q4 19 (US$/MWh)	27	43	22	70	68	56	40	55	47	86	46	na	117	43	na	na	66	62
Avg. gross margin Q4 20 (US$/MWh)	(1)	6	6	61	67	67	22	31	(4)	85	(5)	97	75	20	12	na	35	33
Avg. gross margin Q4 19 (US$/MWh)	14	29	15	57	59	50	29	32	23	42	13	na	80	13	58	na	37	36

Note: Gross margin before amortization and depreciation. 1 Operated by Pampa (50% of equity stake). 2 Commissioned on May 10, 2019. 3 Capacity increase of GT03 and commissioning of GT04 as from June 2019. Commissioning of ST02 as of July 2, 2020. 4 Pampa is the operator and holds a 50% equity stake from June 26, 2019.

Pampa Energía ● Q4 20 Earning Release ● 17

The Q4 20 financial results amounted to a net loss of US$29 million, US$21 million more than Q4 19, mainly due to lower gain from the holding of financial instruments and higher financial expenses allocated to the segment. Lower FX losses partially offset the effects because a profit previously recorded in Q3 19 from an AR$-nominated intercompany with holding and others segment was reversed in Q4 2019.

In Q4 20, our power generation’s adjusted EBITDA increased by 13% to US$121 million, mainly due to the commissioning of the second CCGT at CTGEBA, higher sales in MAT ER and dilution of AR$-nominated costs due to devaluation effect, partially offset by lower remuneration for spot energy, lower sale prices at Energía Plus and higher operating and maintenance costs due to the increasing number of units, the volume of energy purchases and protocols due to COVID-19. The adjusted EBITDA considers our proportional 50% stake of CTEB (CTBSA), contributing US$21 million in both Q4 20 and Q4 19, and a 50% stake of PEMC (Greenwind) EBITDA, adding US$3 million in both Q4 20 and Q4 19. Moreover, the adjusted EBITDA excludes the recognition of commercial interests from delayed payments, mostly charged to CAMMESA, for US$6 million in Q4 20 and US$3 million in Q4 19.

Finally, investments in PPE and intangibles in Q4 20 decreased by 84% compared to the same period in 2019, mainly explained by the completion of CTGEBA’s CCGT.

Regarding our expansion projects, the following table shows the status summary:

Project	MW	Marketing	Currency	Awarded price			Estimated capex in US$ million[1]		Date of commissioning
				Capacity per MW-month	Variable per MWh	Total per MWh	Budget	% Executed @12/31/21
Loma de la Lata	15	SE Res. No. 31/20	AR$	162,000 - 427,500(2)	324	728	20	97%	Q2 2021 (est.)
Closing to CCGT Genelba Plus	400	PPA for 15 years	US$	20,500	6	34	350	90%	OC: June 12, 2019(3) CC: July 2, 2020
Closing to CCGT Ensenada	280	PPA for 10 years	US$	23,962	10.5	43	200	19%	Q1 2022 (est.)

Note: 1 Amount without value-added tax. 2 It considers the range of load factor coefficient and the HMRT additional remuneration.
3 201 MW were remunerated under spot energy until July 1, 2020.

Pampa Energía ● Q4 20 Earning Release ● 18

3.2	Analysis of the electricity distribution segment

On December 28, 2020, we agreed to sell our controlling stake in Edenor[10]. Consequently, under IFRS, the electricity distribution segment is deconsolidated from Pampa’s FS and shown as discontinued operations for the current and comparative periods. The results of the discontinued electricity distribution segment are shown below:

Electricity distribution segment, discontinued Figures in US$ million	Fiscal year			Fourth quarter
	2020	2019	∆%	2020	2019	∆%
Sales revenue	1,085	1,502	-28%	220	385	-43%
Cost of sales	(926)	(1,225)	-24%	(200)	(336)	-40%

Gross profit	159	277	-43%	20	49	-59%

Selling expenses	(129)	(122)	+6%	(32)	(35)	-9%
Administrative expenses	(64)	(65)	-2%	(23)	(21)	+10%
Other operating income	29	19	+53%	9	1	NA
Other operating expenses	(25)	(43)	-42%	(9)	(11)	-18%
Impairment of PPE and intangible assets	(589)	-	NA	(589)	-	NA
Effect from regularization of liabilities	-	285	-100%	-	19	-100%

Operating income (loss)	(619)	351	NA	(624)	2	NA

RECPAM	115	187	-39%	36	39	-8%
Finance income	1	11	-91%	1	10	-90%
Finance costs	(110)	(112)	-2%	(39)	(40)	-3%
Other financial results	(20)	(62)	-68%	1	(9)	NA

Profit (loss) before tax	(633)	375	NA	(625)	2	NA

Income tax	41	(178)	NA	56	(22)	NA

Net income (loss) for discontinued operations	(592)	197	NA	(569)	(20)	NA

Net income (loss) for the period	(592)	197	NA	(569)	(20)	NA
Attributable to owners of the Company	(499)	98	NA	(487)	(15)	NA
Attributable to non-controlling interests	(93)	99	NA	(82)	(5)	NA

Adjusted EBITDA, discontinued	51	157	-68%	(16)	8	NA
Adjusted EBITDA at our share ownership	28	84	-67%	(9)	4	NA

Increases in PPE, intangible and right-of-use assets	135	173	-22%	40	48	-17%
Depreciation and amortization	81	79	+3%	19	25	-24%

The distribution segment’s adjusted EBITDA posted a US$16 million loss in Q4 20, US$24 lower than Q4 19, mainly due to the lack of inflation adjustment on the distribution added value (VAD) from March 2019, higher labor and contractors costs, rise in bad debts impacted by COVID-19 and lower non-residential electricity consumption. Moreover, seasonal prices for electricity purchases destined to non-residential users, effective as of August 2019, are still not reflected in the tariff schemes. These effects were partially offset by lower costs related to energy losses, the higher electricity demand of residential clients, lower penalties due to quality service improvement and lower material consumption.

10 For further information, see section 1.4 of this Earnings Release.

Pampa Energía ● Q4 20 Earning Release ● 19

The operating performance of Edenor is shown below:

Edenor's key performance indicators	2020			2019			Variation
	In GWh	Part. %	Clients	In GWh	Part. %	Clients	% GWh	% Clients
Fiscal year
Residential[1]	9,315	46%	2,786,153	8,372	42%	2,758,162	+11%	+1%
Commercial	2,950	15%	358,140	3,241	16%	353,113	-9%	+1%
Industrial	3,210	16%	6,860	3,503	18%	6,830	-8%	+0%
Wheeling system	3,364	17%	687	3,569	18%	684	-6%	+0%
Others
Public lighting	676	3%	21	713	4%	21	-5%	-
Shantytowns and others	664	3%	482	575	3%	469	+16%	+3%

Total	20,179	100%	3,152,343	19,974	100%	3,119,279	+1%	+1%

Fourth quarter
Residential[1]	2,020	43%	2,786,153	1,868	39%	2,758,162	+8%	+1%
Commercial	718	15%	358,140	803	17%	353,113	-11%	+1%
Industrial	821	17%	6,860	883	19%	6,830	-7%	+0%
Wheeling system	911	19%	687	913	19%	684	-0%	+0%
Others
Public lighting	148	3%	21	155	3%	21	-4%	-
Shantytowns and others	134	3%	482	124	3%	469	+8%	+3%

Total	4,752	100%	3,152,343	4,745	100%	3,119,279	+0%	+1%

Note: 1 It includes 558,067 and 561,915 clients categorized under Social Tariff as of December 31, 2020 and 2019, respectively.

3.3	Analysis of the oil and gas segment

Oil & gas segment, consolidated Figures in US$ million	Fiscal year			Fourth quarter
	2020	2019	∆%	2020	2019	∆%
Sales revenue	294	448	-34%	68	98	-31%
Cost of sales	(243)	(313)	-22%	(58)	(81)	-28%

Gross profit	51	135	-62%	10	17	-41%

Selling expenses	(28)	(12)	+133%	(2)	(5)	-60%
Administrative expenses	(42)	(47)	-11%	(10)	(15)	-33%
Exploration expenses	-	(9)	-100%	-	(5)	-100%
Other operating income	9	5	+80%	3	1	+200%
Other operating expenses	(17)	(11)	+55%	(6)	(3)	+100%
Results for participation in joint businesses	(5)	21	NA	(1)	-	NA
Impairment of PPE	-	(10)	-100%	-	(10)	-100%

Operating income (loss)	(32)	72	NA	(6)	(20)	-70%

Finance income	7	17	-59%	2	2	-
Finance costs	(100)	(94)	+6%	(18)	(28)	-36%
Other financial results	44	89	-51%	23	42	-45%

Profit (loss) before tax	(81)	84	NA	1	(4)	NA

Income tax	23	(16)	NA	-	4	-100%

Net income (loss) for the period	(58)	68	NA	1	-	NA

Adjusted EBITDA	90	173	-48%	19	20	-7%

Increases in PPE and intangible assets	42	191	-78%	7	46	-84%
Depreciation and amortization	108	112	-4%	25	30	-17%

In Q4 20, sales from our oil and gas segment decreased by 31% compared to Q4 19, mainly explained by the drop of gas and oil sale prices charged to the demand (US$16 million impact), lower gas exports, a reduction in hydrocarbons production and lower gas trading with third-parties. These effects were partially offset by a higher volume of gas sold to CAMMESA.

Pampa Energía ● Q4 20 Earning Release ● 20

Our accrued gas average sale price was US$2.1/MBTU in Q4 20, 17% lower than the US$2.6/MBTU recorded in Q4 19, mainly explained by lesser exports to Chile (resumed in December 2020[11]), and marginal exposure to the residential segment (which pays higher but in AR$ and bears a riskier credit). The lower gas prices are also imposed by CAMMESA through its tenders, affecting the spot/industries clients, highly correlated to CAMMESA, worsened by the lockdown and the economic crisis. Moreover, lower sale prices are collected due to the off-peak seasonality of gas and electricity between October and November. Thus, CAMMESA awarded average indicative prices of US$2.0/MBTU for Neuquina Basin, a trend that was also observed in the spot market. With the beginning of the peak period in December, CAMMESA recognized in its tender an average price of US$2.5/MBTU for Neuquina Basin.

It is worth highlighting that in Q4 20, 52% of our gas was delivered to CAMMESA, 40% fired at our thermal units (Energía Plus and SEE Res. No. 287/17) and consumed as raw material for our petrochemical plants, and the remaining to spot/industries and exports.

Our oil and gas segment production registered 43.7 kboe/day in operating terms, 8% lower than Q4 19 and 7% lower than Q3 20. Gas production reached 236 mcf/day, 8% lower than Q3 20 due to the end of the winter season, and 8% lower than Q4 19, in line with demand contraction since the lockdown, the collapse in prices and the delay exports shipments, that adjusted downward to moderate the production curtailment. This situation affected our blocks where lifting cost is less competitive: Rincón del Mangrullo and Río Neuquén reduced their production due to lesser drilling and natural decline (-24 mcf/day year-on-year and –6 mcf/day quarter-on-quarter), in addition to a slight decrease at Sierra Chata (-4 mcf/day year-on-year and –0.8 mcf/day quarter-on-quarter). The lower production was partially offset by a year-on-year increase at El Mangrullo (+9 mcf/day), though it was lower than Q3 20 (-14 mcf/day), a quarter that registered the highest production record. In said block, evacuation infrastructure was expanded in line with its productivity and upside potential, recording production of 160 mcf/day in Q4 20 and comprising 68% of our total gas production. Moreover, in Q4 20 4% of Pampa’s gas production came from the Vaca Muerta formation due to the completion of two horizontal wells at El Mangrullo in August 2019.

Oil production reached 4.3 kbbl/day in Q4 20, 13% lower than Q4 19, mainly explained by the demand fall since the mandatory lockdown, thus lower market prices affecting production at El Tordillo
(-0.5 kbbl/day), in addition to a slight decrease at Rincón de Aranda, Gobernador Ayala and associated oil from Río Neuquén (-0.4 kbbl/day), partially offset by conventional oil contribution from Los Blancos (+0.2 kbbl/day)[12]. Compared to Q3 20, production increased 6% (+0.2 kbbl/day) due to better prices correlated with the increase in the international Brent reference and a gradual recovery of demand, but still below 2019 consumption levels.

Our accrued oil average sale price in Q4 20 was US$41.3/barrel, 18% lower than Q4 19, mainly explained by the drop in international reference prices and domestic demand due to COVID-19. To moderate the impact, we started exporting oil in 2020, covering most of the production. However, the gradual recovery of local consumption resumed sales to the domestic market. Besides, it is worth highlighting that in Q4 19 crude oil prices were negatively affected by SGE measures fixing FX for oil traded prices in the domestic market.

11 For further information, see Section 1.1 of this Earnings Release.

12 On October 15, 2020, the exploitation concession for the lot Los Blancos was granted for 25 years, relinquishing the exploration license over the remaining area of Chirete block.

Pampa Energía ● Q4 20 Earning Release ● 21

Oil and gas' key performance indicators	2020			2019			Variation
	Oil	Gas	Total	Oil	Gas	Total	Oil	Gas	Total
Fiscal year
Volume
Production
In thousand m3/day	0.7	6,902		0.8	7,344		-11%	-6%	-7%
In million cubic feet/day		244			259
In thousand boe/day	4.4	40.6	45.0	5.0	43.2	48.2
Sales
In thousand m3/day	0.7	7,190		0.8	8,367		-10%	-14%	-14%
In million cubic feet/day		254			295
In thousand boe/day	4.6	42.3	46.9	5.1	49.2	54.3

Average Price
In US$/bbl	39.0			53.1			-26%	-25%
In US$/MBTU		2.2			3.0

Fourth quarter
Volume
Production
In thousand m3/day	0.7	6,683		0.8	7,257		-13%	-8%	-8%
In million cubic feet/day		236			256
In thousand boe/day	4.3	39.3	43.7	5.0	42.7	47.7
Sales
In thousand m3/day	0.7	6,772		0.8	8,524		-3%	-21%	-19%
In million cubic feet/day		239			301
In thousand boe/day	4.7	39.9	44.5	4.8	50.2	55.0

Average Price
In US$/bbl	41.3			50.3			-18%	-17%
In US$/MBTU		2.1			2.6

Note: Net production in Argentina. Gas volume standardized at 9,300 kilocalories (kCal).

As of December 31, 2020, we accounted for 858 productive wells, 27 less than December 31, 2019. Moreover, Pampa’s proven reserves by the end of 2020 fiscal year amounted to 142 million boe, 5% higher than 2019’s end of the year, mainly due to the better production performance and wells recovery factor at El Mangrullo, and to a lesser extent, the new exploitation concession of Los Blancos. Besides, we recorded shale reserves from the Vaca Muerta formation 2.5 times higher than the volume certified in 2019. Considering the production levels and additional reserves achieved in 2020, the replacement ratio amounted to 1.4 and the average reserve life increased by 11% to 8.6 years approximately.

Pampa Energía ● Q4 20 Earning Release ● 22

Net operating costs in Q4 20, excluding depreciations and amortizations, decreased 38% year-on-year, mainly because of lower gas purchases to third-parties for trading, driven by the demand’s collapse and the gas procurement in CAMMESA. The downward activity and prices translated into lower third-party and contractor fees, exploration expenses, royalties and taxes, and lesser gas transportation expenses explained by reduced exports (resumed in December 2020). Moreover, the better productivity at El Mangrullo and the dilution of AR$-nominated costs resulting from devaluation also contributed to reducing the operating costs. Higher expenses partially offset these effects due to the execution of COVID-19 protocols. Quarter-on-quarter, net operating expenses decreased 17% mainly because of the impairment on gas distributors receivables for US$13 million made in Q3 20 (excluded at the adjusted EBITDA), and to a lesser extent, off-peak effect in Q4 20, reducing gas production, royalties and taxes due to lower prices. These were partially offset by minor increases in oil production and price. In particular, in Q4 20, the lifting cost[13] reached US$6.0 per produced boe, 34% lower than the US$9.1 per boe recorded in Q4 19 but 9% higher quarter-on-quarter.

In Q4 20, financial results registered a net profit of US$7 million, US$9 million lower than Q4 19, mainly due to lower gains from the holding of financial instruments and FX losses from the higher active net monetary position in AR$ allocated to this segment. These effects were partially offset by lower financial expenses allocated to this segment.

Our oil and gas’ adjusted EBITDA amounted to US$19 million in Q4 20, 7% lower than Q4 19 but similar in absolute terms, mainly due to the collapse of sale prices and demand contraction as a result of the lockdown. These were partially offset by lower costs related to the activity downturn, lower royalties, better productivity at El Mangrullo and the devaluation effect on AR$-nominated expenses. The adjusted EBITDA in Q4 20 excludes the recognition of commercial interests due to collection delays, mostly charged to CAMMESA, for US$2 million.

Finally, the segment’s investment decreased by 84% vs. Q4 19, explained by the uncertain business context and the COVID-19 impact on our activities. In Q4 19, two horizontal shale gas wells were drilled at Sierra Chata block and one horizontal shale oil well was completed at Rincón de la Aranda.

13 Metric equivalent to cost of sales excluding purchase and inventory, royalties, direct taxes and depreciations and amortizations.

Pampa Energía ● Q4 20 Earning Release ● 23

3.4	Analysis of the petrochemicals segment

Petrochemicals segment, consolidated Figures in US$ million	Fiscal year			Fourth quarter
	2020	2019	∆%	2020	2019	∆%
Sales revenue	265	321	-17%	86	81	+6%
Cost of sales	(233)	(298)	-22%	(72)	(78)	-8%

Gross profit	32	23	+39%	14	3	NA

Selling expenses	(8)	(9)	-11%	(3)	(3)	-
Administrative expenses	(3)	(4)	-25%	-	(1)	-100%
Other operating income	2	5	-60%	-	1	-100%
Other operating expenses	(6)	(9)	-33%	(2)	(2)	-
Impairment of inventories	(11)	-	NA	-	-	NA

Operating income (loss)	6	6	-	9	(2)	NA

Finance costs	(3)	(8)	-63%	(1)	4	NA
Other financial results	5	18	-72%	(1)	11	NA

Profit (loss) before tax	8	16	-50%	7	13	-46%

Income tax	(2)	(5)	-60%	(2)	(4)	-50%

Net income (loss) for the period	6	11	-45%	5	9	-44%

Adjusted EBITDA	19	6	+201%	10	(2)	NA

Increases in PPE and intangible assets	3	4	-28%	2	2	-20%
Depreciation and amortization	2	1	+100%	1	-	NA

The adjusted EBITDA of the petrochemicals segment amounted to a US$10 million gain in Q4 20, US$12 million higher than Q4 19, mainly explained by higher sales volume and international spread of styrene, as well as lower raw material costs (gas and virgin naphtha), and to a lesser extent, the dilution of AR$-nominated operating expenses due to devaluation. Lower international reference prices partially offset these effects.

Total volume sold increased by 18% compared to Q4 19, explained by higher exports of SBR to Brazil, a higher volume of styrene and polystyrene sold in the domestic market as a result of the industry recovery and the lockdown easing, and higher exports of reforming products, which was partially offset by a lower volume of octane bases in the domestic market driven by lower gasoline demand due to the lockdown.

Pampa Energía ● Q4 20 Earning Release ● 24

The amounts corresponding to Pampa are shown below:

Petrochemicals' key performance indicators	Products			Total
	Styrene & polystyrene[1]	SBR	Others
Fiscal year
Volume sold 2020 (thousand ton)	94	37	205	337
Volume sold 2019 (thousand ton)	99	27	217	343
Variation 2020 vs. 2019	-5%	+39%	-6%	-2%

Average price 2020 (US$/ton)	1,195	1,302	503	786
Average price 2019 (US$/ton)	1,319	1,623	673	934
Variation 2020 vs. 2019	-9%	-20%	-25%	-16%

Fourth quarter
Volume sold Q4 20 (thousand ton)	29	11	68	107
Volume sold Q4 19 (thousand ton)	28	7	56	91
Variation Q4 20 vs. Q4 19	+3%	+60%	+21%	+18%

Average price Q4 20 (US$/ton)	1,252	1,401	506	795
Average price Q4 19 (US$/ton)	1,262	1,529	639	897
Variation Q4 20 vs. Q4 19	-1%	-8%	-21%	-11%

Note: 1 It includes Propylene.

The financial results registered a US$2 million net loss in Q4 20, whereas in Q4 19, a US$15 million net gain was recorded, mainly due to contingencies recovery in Q4 19.

The investments in the segment remained similar in absolute terms, decreasing only US$0.4 million to US$1.6 million in Q4 20.

3.5	Analysis of the holding and others segment

Holding and others segment, consolidated Figures in US$ million	Fiscal year			Fourth quarter
	2020	2019	∆%	2020	2019	∆%
Sales revenue	20	20	-	3	6	-50%

Gross profit	20	20	-	3	6	-50%

Selling expenses	-	(2)	-100%	-	-	NA
Administrative expenses	(18)	(22)	-18%	(4)	(5)	-20%
Other operating income	10	11	-9%	5	4	+25%
Other operating expenses	(7)	(12)	-42%	-	(4)	-100%
Results for participation in joint businesses	23	67	-66%	(10)	24	NA

Operating income (loss)	28	62	-55%	(6)	25	NA

Finance income	1	5	-80%	-	-	NA
Finance costs	(3)	(4)	-25%	(1)	(2)	-50%
Other financial results	34	(18)	NA	12	7	+71%

Profit (loss) before tax	60	45	+33%	5	30	-83%

Income tax	(23)	231	NA	(7)	22	NA

Net income for the period	37	276	-87%	(2)	52	NA

Adjusted EBITDA	127	145	-12%	34	44	-24%
Adjusted EBITDA at our share ownership	127	145	-12%	34	44	-24%

Increases in PPE and intangible assets	2	3	-22%	1	-	NA
Depreciation and amortization	-	-	NA	-	-	NA

Pampa Energía ● Q4 20 Earning Release ● 25

In the holding and others segment, without considering the equity income from affiliates (Transener, TGS and Refinor), a positive operating margin of US$4 million was recorded during Q4 20, which represented a US$3 million improvement compared to Q4 19, mainly explained by lower contingencies and fiscal credits, partially offset by lower fees.

During Q4 20, a US$6 million improvement was recorded in the financial results compared to Q4 19, reaching a net gain of US$11 million, mainly due to lower losses from the fair valuation of certain fiscal credits and higher FX gain from the increase in net passive monetary position in AR$. These effects were partially offset by a profit recorded in Q4 19 from reversing FX losses, which were previously accrued in Q3 19 from an inter-company with the power generation segment.

The adjusted EBITDA of our holding and others segment in Q4 20 decreased by 24%, reaching US$34 million. The adjusted EBITDA excludes equity income from our participation in TGS, Transener and Refinor, and in turn, adds the EBITDA adjusted by equity ownership in these businesses. Moreover, adjusted EBITDA excludes commercial interests.

The EBITDA adjusted by our direct and indirect ownership of 27.7% and 27.2% in TGS were US$25 million (implicit total of US$90 million) in Q4 20 and US$31 million (implicit total of US$115 million) in Q4 19, respectively. The decrease of total adjusted EBITDA was mainly due to the tariff lag compared to inflation. The semiannual Wholesale Domestic Price Index (PPI) adjustment of 29%, 21% and 12% are pending, which should have been applied in October 2019 and April and October 2020, respectively, according to the RTI. Moreover, it was affected by the FX depreciation over AR$-nominated regulated revenues (offset by lower AR$-nominated expenses), lower export volume and lower international prices of liquids as a result of COVID-19. These effects were partially offset by the FX depreciation effect over US$-nominated revenues, in addition to lower natural gas cost (in terms of volume and price), and to a lesser extent, a higher volume of liquified petroleum gas (LPG) and ethane traded in the domestic market, and the increase of midstream revenues from higher natural gas transportation and conditioning service in Vaca Muerta.

In Transener, the EBITDA adjusted by our indirect stake ownership of 26.3% in Q4 20 amounted to US$5 million (implicit total of US$19 million) and US$11 million (implicit total of US$42 million) in Q4 19, mainly due to the tariff freeze (pending adjustments of 26% as from February and 12% as from August 2020) which, in an inflationary scenario, harms Transener’s AR$-nominated regulated revenues. The lack of tariffs is worsened by the AR$ devaluation over revenues, though offset by lower AR$-nominated expenses.

In Refinor, the EBITDA adjusted by our stake ownership of 28.5% in Q4 20 recorded a marginal amount, whereas a gain of US$2 million (implicit total of US$5 million) was recorded in Q4 19, mainly explained by the lockdown effect on the refining business, which implied a decline of demand and the dilution on prices, partially offset by lower crude oil costs, which is the primary raw material for the refinery, even though in 2019 the SGE measure to fix FX rate for domestic trading prices was in force.

Pampa Energía ● Q4 20 Earning Release ● 26

3.6	Analysis of the fiscal year, by subsidiary and segment

Subsidiary In US$ million	Fiscal year 2020				Fiscal year 2019
	% Pampa	Adjusted EBITDA	Net debt[3]	Net income[4]	% Pampa	Adjusted EBITDA	Net debt[3]	Net income[4]

Power generation segment
Diamante	61.0%	6	(2)	(4)	61.0%	12	(26)	10
Los Nihuiles	52.0%	4	(10)	(16)	52.0%	11	(32)	14
CPB[1]	100.0%	-	-	-	100.0%	27	57	20

Greenwind		24	90	5		22	106	(1)
Non-controlling stake adjustment		(12)	(45)	(3)		(11)	(53)	0
Subtotal Greenwind adjusted by ownership	50.0%	12	45	3	50.0%	11	53	(0)

CTBSA		165	202	129		80	287	40
Non-controlling stake adjustment		(83)	(101)	(65)		(40)	(144)	(20)
Subtotal CTBSA adjusted by ownership	50.0%	83	101	65	50.0%	40	144	20

Pampa stand-alone, other companies, adjs. & deletions[2]	100.0%	358	465	100	100%	332	388	175
Subtotal power generation		462	598	147		434	583	239

Oil & gas segment
OldelVal		55	(10)	26		47	(9)	29
Non-controlling stake adjustment		(54)	9	(25)		(46)	9	(28)
Subtotal OldelVal adjusted by ownership	2.1%	1	(0)	1	2.1%	1	(0)	1

Pampa stand-alone, other companies, adjs. & deletions[2]	100.0%	89	744	(59)	100%	172	889	67
Subtotal oil & gas		90	744	(58)		173	888	68

Petrochemicals segment
Pampa Energía	100.0%	19	-	6	100.0%	6	-	11
Subtotal petrochemicals		19	-	6		6	-	11

Holding & others segment
Transener		102	(9)	49		151	23	67
Non-controlling stake adjustment		(75)	6	(36)		(111)	(17)	(49)
Subtotal Transener adjusted by ownership	26.3%	27	(2)	13	26.3%	40	6	18

TGS		356	406	39		392	341	214
Non-controlling stake adjustment		(257)	(294)	(28)		(285)	(248)	(156)
Subtotal TGS adjusted by ownership	27.7%	99	113	11	27.2%	106	93	58

Refinor		(4)	27	(8)		20	14	(2)
Non-controlling stake adjustment		3	(19)	6		(14)	(10)	1
Subtotal Refinor adjusted by ownership	28.5%	(1)	8	(2)	28.5%	6	4	(1)

Pampa stand-alone, other companies, adjs. & deletions[2]	100%	3	(48)	15	100%	(7)	(43)	201
Subtotal holding & others		127	70	37		145	59	276

Deletions	100%	-	(263)	-	100%	-	(299)	-
Total consolidated, continuing operations		699	1,148	132		758	1,232	594
At our share ownership		695	1,416	132		748	1,557	594

Discontinued operations
Edenor	55.1%	51	21	(210)	54.4%	159	111	203
Adjustments & deletions[2]	100%	(0)	(21)	(289)	100%	(2)	(0)	(105)
Subtotal electricity distribution		51	-	(499)		157	111	98

Total consolidated, continuing and discontinued operations		750	1,148	(367)		915	1,343	692
At our share ownership		723	1,416	(367)		832	1,617	692

Note: 1 Absorbed by Pampa from January 1, 2020. 2 The deletions correspond to other companies or inter-companies or debt repurchases. 3 Figures in nominal terms. Net debt includes holding companies. 4 Attributable to the owners of the company.

Pampa Energía ● Q4 20 Earning Release ● 27

3.7	Analysis of the quarter, by subsidiary and segment

Subsidiary In US$ million	Fourth quarter 2020				Fourth quarter 2019
	% Pampa	Adjusted EBITDA	Net debt[3]	Net income[4]	% Pampa	Adjusted EBITDA	Net debt[3]	Net income[4]

Power generation segment
Diamante	61.0%	1	(2)	(6)	61.0%	3	(26)	6
Los Nihuiles	52.0%	(0)	(10)	(11)	52.0%	3	(32)	11
CPB[1]	100.0%	-	-	-	100.0%	7	57	(8)

Greenwind		6	90	1		6	106	(2)
Non-controlling stake adjustment		(3)	(45)	(1)		(3)	(53)	1
Subtotal Greenwind adjusted by ownership	50.0%	3	45	1	50.0%	3	53	(1)

CTBSA		42	202	59		41	287	33
Non-controlling stake adjustment		(21)	(101)	(30)		(21)	(144)	(16)
Subtotal CTBSA adjusted by ownership	50.0%	21	101	30	50.0%	21	144	16

Pampa stand-alone, other companies, adjs. & deletions[2]	100.0%	97	465	7	100%	70	388	(62)
Subtotal power generation		121	598	20		107	583	(38)

Oil & gas segment
OldelVal		13	(10)	2		13	(9)	7
Non-controlling stake adjustment		(13)	9	(2)		(13)	9	(7)
Subtotal OldelVal adjusted by ownership	2.1%	0	(0)	0	2.1%	0	(0)	0

Pampa stand-alone, other companies, adjs. & deletions[2]	100.0%	18	744	1	100%	20	889	(0)
Subtotal oil & gas		19	744	1		20	888	-

Petrochemicals segment
Pampa Energía	100.0%	10	-	5	100.0%	(2)	-	9
Subtotal petrochemicals		10	-	5		(2)	-	9

Holding & others segment
Transener		19	(9)	6		42	23	23
Non-controlling stake adjustment		(14)	6	(4)		(31)	(17)	(17)
Subtotal Transener adjusted by ownership	26.3%	5	(2)	1	26.3%	11	6	6

TGS		90	406	(42)		115	341	82
Non-controlling stake adjustment		(65)	(294)	30		(84)	(248)	(60)
Subtotal TGS adjusted by ownership	27.7%	25	113	(12)	27.2%	31	93	22

Refinor		(0)	27	(1)		5	14	6
Non-controlling stake adjustment		0	(19)	1		(4)	(10)	(4)
Subtotal Refinor adjusted by ownership	28.5%	(0)	8	(0)	28.5%	2	4	2

Pampa stand-alone, other companies, adjs. & deletions[2]	100%	4	(48)	8	100%	0	(43)	22
Subtotal holding & others		34	70	(2)		44	59	52

Deletions	100%	-	(263)	-	100%	1	(299)	1
Total consolidated, continuing operations		184	1,148	24		171	1,232	24
At our share ownership		183	1,416	24		168	1,557	24

Discontinued operations
Edenor	55.1%	(17)	21	(186)	54.4%	18	111	(14)
Adjustments & deletions[2]	100%	1	(21)	(301)	54%	(10)	(0)	(1)
Subtotal electricity distribution		(16)	-	(487)		8	111	(15)

Total consolidated, continuing and discontinued operations		168	1,148	(463)		179	1,343	9
At our share ownership		175	1,416	(463)		173	1,617	9

Note: 1 Absorbed by Pampa from January 1, 2020. 2 The deletions correspond to other companies or inter-companies or debt repurchases. 3 Figures in nominal terms. Net debt includes holding companies. 4 Attributable to the owners of the company.

Pampa Energía ● Q4 20 Earning Release ● 28

4.	Glossary of terms
Term	Definition
Q3 20/Q3 19	Third quarter of 2020/Third quarter of 2019
Q4 20/Q4 19	Fourth quarter of 2020/Fourth quarter of 2019
ADRs/ADSs	American Depositary Receipts
AR$	Argentine Pesos
Bbl	Barrel
Bcf	Billion cubic feet
Boe	Barrels of oil equivalent
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A. (Argentine Wholesale Electricity Market Clearing Company)
CB	Corporate Bonds
2023 CB	Series T CB issued in 2016 for US$500 million, due 2023 and accrue interest rate of 7.375%
2027 CB	Series I CB issued in 2017 for US$750 million, due 2027 and accrue interest rate of 7.5%
2029 CB	Series III CB issued in 2019 for US$300 million, due 2029 and accrue interest rate of 9.125%
CCGT	Combined cycle gas turbine
CEO	Chief Executive Officer
CFO	Chief Financial Officer
COVID-19	Coronavirus disease
CPB	Piedra Buena Thermal Power Plant
CTBSA	CT Barragán S.A.
CTEB	Ensenada Barragán Thermal Power Plant
CTG	Güemes Thermal Power Plant
CTGEBA	Genelba Thermal Power Plant
CTIW	Ingeniero White Thermal Power Plant
CTLL	Loma De La Lata Thermal Power Plant
CTP	Piquirenda Thermal Power Plant
CTPP	Parque Pilar Thermal Power Plant
DNU	Decreto de Necesidad y Urgencia (Necessity and Urgency Decree)
DoP	Deliver or Pay
E&P	Exploration and Production
EBITDA	Earnings before interest, tax, depreciation and amortization
EcoEnergía	EcoEnergía Co-Generation Power Plant
Edenor	Empresa Distribuidora y Comercializadora Norte S.A.
ENARGAS	Ente Nacional Regulador del Gas (National Gas Regulatory Entity)
Energía Plus	Energía Plus Program, SE Res. No. 1,281/06
ENRE	Ente Nacional Regulador de la electricidad (National Electricity Regulatory Entity)
Est.	Estimated
Federal Government	Federal Government of the Republic of Argentina
FS	Financial Statements
FV	Face Value
FX	Nominal exchange rate
Greenwind	Greenwind S.A.
GUDI	Grandes Usuarios Distribuidoras (Large Distribution Company Users)
GWh	Gigawatt-hour
Pampa Energía ● Q4 20 Earning Release ● 29

HIDISA	Diamante Hydroelectric Power Plant
HINISA	Los Nihuiles Hydroelectric Power Plant
HMRT	Horas de Alto Requerimiento Térmico del Mes (Hours of the month with a high thermal demand)
HPPL	Pichi Picún Leufú Hydroelectric Power Plant
IFRS	International Financial Reporting Standards
IEASA	Integración Energética Argentina S.A. (former Energía Argentina S.A.)
Kbbl/kboe	Thousands of barrels/thousands of barrels of oil equivalent
M3	Cubic meter
Mcf	Million cubic feet
MAT ER	Term Market from Renewable Energy Sources
MBTU	Million British Thermal Unit
MDP	Ministry of Productive Development (former SGE)
MW/MWh	Megawatt/Megawatt-hour
N.a.	Not applicable
O/S	At equity ownership
OldelVal	Oleoductos del Valle S.A.
Pampa / the Company	Pampa Energía S.A.
Pampa Group	Pampa Energía S.A. and its subsidiaries
PEMC	Ingeniero Mario Cebreiro Wind Farm
PEPE	Pampa Energía Wind Farm
Plan Gas.Ar	Argentine Natural Gas Production Promotion Program – 2020 – 2024 Supply and Demand Scheme (DNU No. 892/20 and supplementary regulations)
PPA	Power Purchase Agreement
PPE	Property, Plant and Equipment
RECPAM	Results from a net monetary position
Refinor	Refinería del Norte S.A.
Res.	Resolution/Resolutions
RTI	Integral Tariff Review
SBR	Styrene-Butadiene Rubber
SE	Secretariat of Energy
SEE	Under Secretariat of Electric Energy (former Secretariat of Electric Energy)
SGE	Former Government Secretariat of Energy (former Ministry of Energy)
Solidarity Law	Social Solidarity and Productive Reactivation Law in the framework of Public Emergency, No. 27,541
TGS	Transportadora de Gas del Sur S.A.
Ton	Metric Ton
ToP	Take or Pay
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
US$	U.S. Dollars
VRDs	Debt Securities

Pampa Energía ● Q4 20 Earning Release ● 30